January 21, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:   Mara L. Ransom

Re:	New Public Rangers, L.L.C.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 23, 2013
File No. 333-192419

Dear Ms. Ransom:

This letter sets forth the responses of EnLink Midstream, LLC (formerly known as New Public Rangers, L.L.C.) (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 15, 2014 (the “Comment Letter”) concerning Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-192419) (as amended, the “Registration Statement”).  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 185

3. Pro Forma Adjustments and Assumptions, page 185

1.                                      We reviewed your response to comment 19 in our letter dated December 18, 2013.  While you conveyed in your response why the recognition of the onerous performance obligation is directly attributable to the merger, your response does not address the pro forma adjustment to eliminate the product purchases associated with the onerous performance obligation.  As previously requested, please explain to us why the Partnership’s monthly product purchases associated with the onerous performance obligation, as disclosed in Note 3(h), are eliminated and directly related to the merger.

The Company has recognized a liability of $99.7 million on its pro forma balance sheet for an onerous performance obligation under a gas delivery contract. Crosstex has one gas delivery contract which requires it to deliver a specified volume of gas each month at an indexed base price.  Crosstex realizes a loss on the delivery of gas under this contract based on current prices so a fair value adjustment was recorded with the purchase accounting entries to recognize a liability for the forecasted discounted cash obligations in excess of market under this gas delivery contract.  Crosstex also realized losses under this gas delivery contract in its historical statements of operations for the year ended December 31, 2012 and for the nine months ended September 30, 2013.   The pro forma adjustments were made to reduce product purchase costs for these periods because the purchase costs in excess of market under this contract were recorded as a liability in the fair value adjustments to the pro forma balance sheet.  The Company believes that the pro forma adjustment to the statement of operations is consistent with all three requirements of Rule 11-02(b)(6): (i) directly attributable to the transaction, as it resulted from purchase accounting for the transaction, (ii) expected to have a continuing impact, as it impacts the cost and thus, the margin of the product, and (iii) factually supportable, as the adjustment is equal to the loss that was incurred on purchases of product under the contract. The pro forma adjustment amounts did not require significant judgment for determination.  The Company has revised its description of the pro forma adjustments related to the onerous performance obligation in Note 3(b) and Note 3(h), beginning on page 192 and page 194, respectively, of the Registration Statement, to more accurately describe the nature of the adjustment.

2.                                      We reviewed your response to comment 20 in our letter dated December 18, 2013 and the revisions to your disclosure.  Please refer to footnote (1) to your response and clarify for us how a net increase of $119.9 million in intangible assets resulted in a decrease in amortization for the periods presented aside from the impact of extending the estimated lives to 15 years.  In addition, we note the partnership accelerated depreciation and amortization in fiscal year 2012 related to its Sabine plant due to the termination of a third-party fractionation agreement.  Please tell us why you believe the pro forma adjustment to exclude the impact of the accelerated depreciation and amortization due to the termination of a third-party fractionation agreement in 2012 is directly attributable to the merger.  Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company notes that the decrease in pro forma amortization expense related to the net increase of $119.9 million of intangible assets is primarily related to the decrease in gross intangible assets subject to amortization without a corresponding decrease in the estimated useful lives of the pro forma intangible assets.  Further, the Company revised the pro forma depreciation and amortization expense adjustment to include the impact of the accelerated depreciation and amortization related to the termination of a third-party fractionation agreement in 2012, as the adjustment to such cost is not directly related to the merger. The Company has revised its pro forma adjustments to reduce historical depreciation and amortization expense (i) for the nine months ended September 30, 2013, from $15.5 million in Amendment No. 1 to $10.6 million on page 188 of the Registration Statement, and (ii) for the year ended December 31, 2012, from $52.3 million in Amendment No. 1 to $13.5 million on page 189 of the Registration Statement.  In addition, the Company has expanded its balance sheet to show the historical gross carrying value of both property and equipment and intangible assets.  The Company also added explanatory paragraphs to Note 3(i), beginning on page 195 of the Registration Statement, to more fully explain why pro forma depreciation and amortization adjustments decreased historical depreciation and amortization.

3.                                      We reviewed your responses to comments 21 and 22 in our letter dated December 18, 2013.  You indicate that assuming the transaction had been consummated at an earlier time the application of fair value would not have resulted in the recognition of Crosstex’s historical impairment charge and amortization expense of capitalized debt issuance cost.  It is not evident that the events that gave rise to Crosstex’s historical impairment charge are directly attributable to the acquisition transactions or how reversal of your historical amortization of debt issuance costs is directly related to the transaction.  Please revise or advise.

The Company has revised its pro forma adjustment for the nine months ended September 30, 2013 to no longer eliminate Crosstex’s historical impairment charge.  Further, the Company has revised its pro forma adjustment for the nine months ended September 30, 2013 and year ended December 31, 2012 to no longer eliminate Crosstex’s historical amortization of debt issuance costs.  The Company also revised the pro forma interest expense adjustment disclosure under Note 3(j), beginning on page 196 of the Registration Statement, to more fully explain the nature of the remaining interest adjustment.

4.                                      We note your response to comment 23 in our letter dated December 18, 2013.  Please revise to show how you determined the income attributable to the non-controlling interests in New Public Rangers beginning with net income from continuing operations, pro forma, as adjusted for New Public Rangers for the nine months ended September 30, 2013 and year ended December 31, 2012, respectively.

The Company has revised the pro forma non-controlling interest adjustment disclosure in Note 3(l), beginning on page 196 of the Registration Statement, to describe the components of income attributable to the non-controlling interest.

Item 21. Exhibit and Financial Statement Schedules, page II-2

Exhibit 5.1

5.                                      Your assumption in the fifth paragraph as to the legal authority of “all persons executing and delivering the documents” that you examined is inappropriate as it relates to New Public Rangers, L.L.C.  Please revise this assumption accordingly.

Vinson & Elkins L.L.P. has revised its opinion to clarify that the assumption as to the legal authority of “all persons executing and delivering the documents” does not apply to persons doing so on behalf of the Company.  Please see page 1 of Exhibit 5.1.

Exhibit 8.1

6.                                      We note your disclosure in the section “U.S. Federal Income Tax Treatment of the Crosstex Merger” that counsel is required to give an opinion that the Crosstex and Devon merger “will be treated as a transaction described in Section

351(a) of the Code,” as well as your statement in the first paragraph of this section that the Crosstex and Devon merger “are intended to be treated as a transaction described in Section 351(a)” of the Code and your description in the first and third paragraphs of this section of the federal income tax consequences “[a]ssuming the Crosstex merger is characterized” as such.  It appears to be inappropriate for counsel to assume that the merger will be treated as a transaction described in Section 351(a) of the Code.  Please revise.  Refer to Sections III.C.2-3 of Staff Legal Bulletin No. 19.

The Company has revised the disclosure beginning on page 182 of the Registration Statement to remove the assumption that the Crosstex merger will be treated as a transaction described in Section 351(a) of the Code.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn

cc:                                John C. Richels

EnLink Midstream, LLC

Lyndon C. Taylor

Devon Energy Corporation

Joe A. Davis

Crosstex Energy, Inc.

Jeffery B. Floyd

Lande Spottswood

Vinson & Elkins L.L.P.